UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
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SEC FILE NUMBER
8-27394

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 07/01/24 (MM/DD/YY) AND ENDING 06/30/25 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: GIT Investment Services, Inc.

TYPE OF REGISTRANT (check all applicable boxes):
■ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

15-B Catoctin Circle SE, STE 203
(No. and Street)

Leesburg	VA	20175
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Margaret Goodman	301-951-8231	meg@presidential.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

RUBIO CPA, PC
(Name – if individual, state last, first, and middle name)

3500 Lenox Rd NE, Suite 1500	Atlanta	GA	30326
(Address)	(City)	(State)	(Zip Code)

05/05/2009	3514
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Margaret Goodman _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of GIT Investment Services, Inc. _____, as of June 30 _____, 2 025 , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

> DENISE G. WILLSEY
> Notary Public-Maryland
> Montgomery County
> My Commission Expires
> September 12, 2025

Signature: _margaret Goodman_

Title: _Treasurer, FinOp_

Denise G. Willsey
Notary Public

This filing contains (check all applicable boxes):**

- ☑ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☑ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☑ (d) Statement of cash flows.
- ☑ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☑ (g) Notes to consolidated financial statements.
- ☑ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☑ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☑ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.**

GIT INVESTMENT SERVICES, INC.

FINANCIAL STATEMENTS

FOR THE YEAR ENDED

JUNE 30, 2025

WITH

REPORT OF INDEPENDENT REGISTERED

PUBLIC ACCOUNTING FIRM

GIT INVESTMENT SERVICES, INC.

Financial Statements

Table of Contents

RUBIO CPA, PC
CERTIFIED PUBLIC ACCOUNTANTS

3500 Lenox Road NE
Suite 1500
Atlanta, GA 30326
770-690-8995

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder of
GIT Investment Services, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of GIT Investment Services, Inc. (the "Company") as of June 30, 2025, the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of June 30, 2025, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement to the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The information contained in Schedules I and II has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the information in Schedules I and II reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the accompanying schedules. In forming our opinion on the accompanying schedules, we evaluated whether the supplemental information, including its form and content, is presented



in conformity with 17 C.F.R. §240.17a-5. In our opinion, the aforementioned supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as the Company's auditor since 2020.

August 12, 2025
Atlanta, Georgia

Rubio CPA, PC
Rubio CPA, PC

GIT INVESTMENT SERVICES, INC.

STATEMENT OF FINANCIAL CONDITION

AS OF JUNE 30, 2025

ASSETS

Cash and cash equivalents	$172,872
Accounts Receivable	2,520
Interest Receivable	396
Prepaid expenses and other	1,169
Total assets	176,957

LIABILITIES AND STOCKHOLDER'S EQUITY

Due to Stockholder	2,359
Accounts Payable	6,600
Total Liabilities	8,959

Stockholder's Equity
Common stock, $1 par value, shares authorized 5,000,

4,388 shares issued and outstanding, net of 672 treasury shares at par	3,716
Additional paid-in capital	852,841
Accumulated Deficit	(688,559)
Total stockholder's equity	167,998
Total Liabilities and Stockholder's Equity	$176,957

See notes to financial statements

GIT INVESTMENT SERVICES, INC.

STATEMENT OF OPERATIONS

FOR THE YEAR ENDED JUNE 30, 2025

Revenues

Insured Money Market Account Fees	$41,136
Interest	6,818
Other	64
Total Revenues	48,018

Expenses

Compensation	5,760
Technology and Communications	10,237
Occupancy	3,411
Other	19,211
Total Expenses	38,619

Net Income   <u>$9,399</u>

See notes to financial statements

GIT INVESTMENT SERVICES, INC.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

FOR THE YEAR ENDED JUNE 30, 2025

	Common Stock	Additional Paid In Capital	Accumulated Deficit	Total
Balance June 30, 2024	$ 3,716	$ 852,841	$ (697,958)	$158,599
Net Income			9,399	9,399
Balance June 30, 2025	$ 3,716	$ 852,841	$ (688,559)	$ 167,998

See notes to financial statements

GIT INVESTMENT SERVICES, INC.

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED JUNE 30, 2025

Cash flows from operating activities:

Net Income $9,399

Adjustments to reconcile net income
To net cash provided by operating activities

Change in accounts receivable	2,411	
Change in interest receivable	98	
Change in prepaid expenses and other assets	37	
Change in due to stockholder	(451)	
Total Adjustments		2,095
Net Cash provided by operating activities		$ 11,494

Net increase in cash and cash equivalents   11,494

Cash and cash equivalents at the beginning of the year   161,378

Cash and cash equivalents at the end of the year $172,872

See notes to financial statements

NOTE 1-ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Nature of Business

GIT Investment Services, Inc. (the Company) was incorporated in Virginia in 1982. The Company is a registered broker/dealer under the Securities and Exchange Act of 1934. In May 2003, the Company began operating under the name Clarendon Securities. The Company is located in Leesburg, Virginia, and is a wholly owned subsidiary of Bankers Finance Capital Corp. (BFCC).

Cash and Cash Equivalents

The Company considers all highly liquid investments, including money market funds with original maturities of 90 days or less, to be cash equivalents. At June 30, 2025, approximately 76.1% of the balance of cash and cash equivalents represents amounts invested in a money market deposit account placed among various FDIC insured banks by IntraFi Network of Arlington, VA, an unaffiliated company. The account is held through the trust department of Presidential Bank, a sister company.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition

Revenue from Contracts with Customers (ASC 606) core principle states that an entity must recognize revenue in a manner that depicts the transfer of the promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. Included among the requirements of ASC 606 is that the entity must appropriately allocate revenues to the corresponding goods or services and recognize such revenues at the time when the entity has performed under its respective obligations.

The recognition and measurement of revenue is based on the assessment of the individual contract terms. Significant judgement is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; whether revenue should be presented gross or net of certain costs; and whether constraints on variable consideration should be applied due to uncertain future events.

Revenue from contracts with customers includes fees from Insured Money Market Accounts (IMMAs) whereby the Company receives a fee equal to the difference between the gross interest rate

NOTE 1- ORIGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Revenue Recognition (continued)

received from the banks with whom funds on deposit are placed and the net rate disclosed to the IMMA customer.

The Company believes the performance obligation for recognizing fees from the Insured Money Market Account arrangement is satisfied over time, because the customer is receiving and consuming the benefits as they are provided by the Company. Fees are received periodically and are recognized as revenue in the period in which performance obligations are satisfied.

Expenses Assumed by Stockholder

From time to time, certain expenses of the Company may be paid by its sole Stockholder, BFCC, where BFCC waives any liability of the Company to reimburse it for the expenses. In such cases, the expenses are nevertheless reflected on the books of the Company to the same extent as if they had been paid by the Company, and a corresponding increase is recorded in additional paid-in capital to reflect the payment of the expenses by BFCC on behalf of and for the benefit of the Company.

Management's Review for Subsequent Events

Management has evaluated subsequent events through the date the financial statements were issued.

Accounts Receivable

Accounts receivable are non-interest-bearing uncollateralized obligations receivable in accordance with the terms agreed upon with each customer. The Company regularly reviews its accounts receivable for any uncollectible amounts. The review for uncollectible amounts is based on an analysis of the Company's collection experience, customer creditworthiness, and current economic trends. Based on management's review of accounts receivable, no allowance for credit losses is considered necessary.

NOTE 2- INCOME TAXES

The Company and its Stockholder have elected to be subject to the S corporation provisions of the Internal Revenue Code. Accordingly, all income or losses and applicable tax credits are reported on the individual income tax return of BFCC's stockholder, and no income taxes are reflected in the accompanying financial statements.

The Company follows the provisions for uncertainty in income taxes as addressed in FASB Accounting Standards Codification 740-10-65-1. Thus, the Company is required to evaluate each of its tax positions to determine if they are more likely than not to be sustained if the taxing authority examines the respective position. A tax position includes the determination of an entity's tax status, including its status as a pass-through entity, and the decision whether or not to file a tax return separate from its Stockholder's return. The Company has evaluated each of its tax positions and has determined that no provision or liability

NOTE 2-INCOME TAXES (continued)
for income taxes is necessary.

NOTE 3-   NET CAPITAL

As a broker/dealer, the Company is subject to the SEC's regulations and operating guidelines, which require the Company to maintain a specified amount of net capital as defined, and a ratio of aggregate indebtedness to net capital, not exceeding 15 to 1 (1500%). The Company's net capital as computed under Rule 15c3-1 was $161,259 at June 30, 2025, and exceeded the required minimum net capital of $5,000 by $156,259. The percentage of aggregate indebtedness to net capital at June 30, 2025, was 5.56%.

NOTE 4-   GUARANTEES – INDEMNIFICATIONS

In the normal course of its business, the Company may indemnify or guarantee certain service providers against specified potential losses in connection with their acting as an agent of, or providing services to, the Company or its affiliates. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements, and it has not recorded any contingent liability in the financial statements for these indemnifications.

NOTE 5-   RELATED PARTY TRANSACTIONS

Under a Facilities and Personnel Sharing Agreement dated September 2, 2014 (the Sharing Agreement), the Company uses a portion of certain office space leased by Presidential Bank, which the Company shares with BFCC. For the year ended June 30, 2025, the total occupancy expense incurred by the Company under the Sharing Agreement was $3,411.

The Company has no direct employees of its own, but instead uses personnel employed by Presidential Bank. Under the Sharing Agreement, certain employees of Presidential Bank perform services for the Company as independent contractors. During the year ended June 30, 2025, the Company expensed compensation of $5,760 for services rendered by such individuals.

All of the IMMA fee revenue earned during the year ended June 30, 2025 was earned from customer deposits held through the trust department of Presidential Bank and placed among various FDIC insured banks. Amounts due to the Company under this arrangement were generally received in the month subsequent to which they were earned.

NOTE 5- RELATED PARTY TRANSACTIONS (continued)

Under a Services Agreement between BFCC and the Company, BFCC provides certain operational support services as well as appropriate supplies and equipment in connection with the Company's business as a registered broker/dealer.

The amount paid to BFCC for services is determined based upon the direct and allocated overhead expenses incurred by BFCC on behalf of the Company, plus an administrative service fee applied to all direct and allocated expenses.

For the year ended June 30, 2025, the Company recorded expenses paid on its behalf by BFCC of $30,747, plus administrative service fees due to BFCC of $1,225. The Due to Stockholder amount at June 30, 2025, of $2,359 arose from BFCC's payment of direct and allocated overhead expenses that have yet to be reimbursed by the Company.

At June 30, 2025, the Company had $41,362 on deposit with Presidential Bank, a federally insured depository institution.

Financial position and results of operations might differ from the amounts in the accompanying financial statements if these related party transactions did not exist.

NOTE 6- CONTINGENCIES

The Company could be subject to litigation in the normal course of business. The Company has no litigation in progress at June 30, 2025.

NOTE 7- LEASES

As mentioned in Note 5, the Company leases office space on a month-to-month basis under the Sharing Agreement. The Company has elected, for all underlying classes of assets, to not recognize ROU assets and lease liabilities for short term leases that have a lease term of 12 months or less at lease commencement, and do not include an option to purchase the underlying asset that the Company is reasonably certain to exercise. The Company recognizes lease costs associated with short term leases on a straight-line basis over the lease term.

NOTE 8- SEGMENT REPORTING

The Company is engaged in a single line of business as a securities broker-dealer, which is comprised of business activities involving the receipt of fees from Insured Money Market Account. The Company has identified its President as the chief operating decision maker("CODM"), who uses net income or loss to evaluate the result of the business, predominantly in the forecasting process, to manage the Company. Additionally, the CODM uses excess net capital (see Note 3), which is not a measure of profit and loss, to make operational decisions while maintaining capital

NOTE 8- SEGMENT REPORTING (continued)

adequacy, such as whether to reinvest profits or pay distributions, The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant policies.

GIT INVESTMENT SERVICES, INC.

COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1 OF THE SECURITIES AND EXCHANGE ACT OF 1934

AS OF JUNE 30, 2025

Total Stockholder's equity	$ 167,998
Total non-allowable assets	(4,109)
Net capital before haircuts	$ 163,889
Haircuts	(2,630)
Net Capital	$161,259

Aggregate indebtedness:

Total aggregate indebtedness	$8,959
Percentage of aggregate indebtedness to net capital	5.56%

Computation of basic net capital requirement:

Minimum net capital required (6-2/3% of A.I.)	$597
Minimum dollar net capital requirement of reporting broker dealer	$5,000
Net capital requirement	$5,000
Excess net capital	$156,259

Note: Reconciliation with Company's computation of net capital included in Part IIA of Form X-17A-5 as of June 30, 2025: There were no material differences between the net capital in the FOCUS Part IIA form and the computation above.

SCHEDULE II

GIT INVESTMENT SERVICES, INC.

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS AND INFORMATION RELATING TO POSESSION OR CONTROL REQUIREMENTS UNDER SEA RULE 15c3-3

AS OF JUNE 30, 2025

The Company does not claim exemption from SEA Rule 15c3-3 in reliance upon Footnote 74 of the 2013 Release. The Company does not hold customer funds or securities.

RUBIO CPA, PC
CERTIFIED PUBLIC ACCOUNTANTS

3500 Lenox Road NE
Suite 1500
Atlanta, GA 30326
770-690-8995

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder of
GIT Investment Services, Inc.

We have reviewed management's statements included in the accompanying Broker Dealers Annual Exemption Report in which (1) GIT Investment Services, Inc. did not claim an exemption from Rule 15c3-3 in reliance upon Footnote 74 of the 2013 Release, (2) GIT Investment Services, Inc. stated that it conducted business activities involving the receipt of fees from Insured Money Market Accounts throughout the year ended June 30, 2025, without exception, and (3) GIT Investment Services, Inc. stated that GIT Investment Services, Inc. met the identified conditions for such reliance throughout the most recent fiscal year without exception. GIT Investment Services, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about GIT Investment Services, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in Footnote 74 of the 2013 Release.

August 12, 2025
Atlanta, GA

Rubio CPA, PC
Rubio CPA, PC

GIT INVESTMENT SERVICES INC.'S EXEMPTION REPORT

We, as members of management of GIT Investment Services, Inc. (the "Company"), are responsible for complying with Rule 17a-5, "Reports to be made by certain brokers and dealers." We have performed an evaluation of the Company's compliance with the requirements of Rule 17a-5 and the exemption provisions in Rule 15c3-3(k) (the "exemption provisions") and of the 2013 Release adopting amendments to Rule 17a-5, including Footnote 74 of the 2013 Release.

We have determined that the Company does not meet any of the exemption conditions of paragraph (k) of Rule 15c3-3 (i.e., paragraph (k)(1), (k)(2)(i) or (k)(2))ii) but also (1) does not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other considerations received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Exchange Act Rule 15c2-4 ("Rule 15c2-4"); (2) does not carry accounts of or for customers; and (3) does not carry PAB accounts (as defined in Rule 15c3-3) and therefore is covered by Footnote 74 of the 2013 Release.

Accordingly, based on our evaluation we make the following statements to the best knowledge and belief of the Company:

1. We reviewed the provisions of Rule 15c3-3 and related guidelines stated in the SEC Staff's FAQ and confirmed that the Company relied on Footnote 74 of the 2013 Release.
2. The Company conducted business activities involving the receipt of fees from Insured Money Market Accounts throughout the year ended June 30, 2025 without exception.
3. The Company met the identified conditions for such reliance throughout the period July 1, 2024 to June 30, 2025 without exception.

Date ___8/1 2025___

By ___Margaret Goodman___
[Must be signed by same person affirming Firm's annual Financial Report]

Name: Margaret M. Goodman
Title: Treasurer & Financial and Operations Principal